Exhibit (m.1)

FRONTEGRA FUNDS, INC.

on behalf of the Class Y Shares

DISTRIBUTION PLAN

(12b-1 Plan)

The following Distribution Plan (the “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), by Frontegra Funds, Inc. (the “Company”), a Maryland corporation, on behalf of the Class Y shares of each series of the Company (each, a “Fund,” and collectively, the “Funds”).  The Plan has been approved by a majority of the Company’s Board of Directors (the “Board of Directors”), including a majority of the Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of the Plan or in any Rule 12b-1 Agreement (as defined below) (the “Disinterested Directors”), cast in person at a meeting called for the purpose of voting on the Plan.

In approving the Plan, the Board of Directors determined that adoption of the Plan would be prudent and in the best interests of each Fund and its shareholders.  Such approval by the Board of Directors included a determination, in the exercise of its reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that the Plan will benefit each Fund and its shareholders.

The provisions of the Plan are as follows:

1.

PAYMENTS BY THE COMPANY TO PROMOTE THE SALE OF CLASS Y SHARES

The Company, on behalf of each Fund, will pay Frontegra Strategies, LLC (the “Distributor”), as principal distributor of each Fund’s shares, a distribution fee at an annual rate of up to 0.25% of the average daily net assets of the Class Y shares of a Fund as reimbursement for the Distributor’s expenditures incurred in connection with the distribution-related services described below in connection with the promotion and distribution of Class Y shares of a Fund, including, but not necessarily limited to, advertising, compensation to underwriters, dealers and selling personnel, the printing and mailing of prospectuses to other than current Fund shareholders, preparing and distributing advertising material, the printing and mailing of sales literature, and any other activity which is primarily intended to result in the sales of Class Y shares.  The Fund(s) or the Distributor may pay all or a portion of these fees to any registered securities dealer, financial institution or any other person (the “Recipient”) who renders assistance in distributing or promoting the sale of shares, pursuant to the services agreement (the “Rule 12b-1 Agreement”), a form of which is attached hereto as Appendix A.  To the extent such fees are not paid to such persons, the Distributor may use the fees for its distribution expenses incurred in connection with the sale of Class Y shares for which the fee is payable, provided that the aggregate payments under the Plan to the Distributor and all Recipients shall not exceed 0.25% (on an annualized basis) of the average daily net assets of Class Y shares of a Fund for that quarter.  Payment of these fees shall be made quarterly, within 30 days after the close of the quarter.

If the Distributor and/or any Recipient is due more monies as reimbursement for services rendered than are immediately payable because of the 0.25% expense limitation, the unpaid amount shall be carried forward from period to period while the Plan is in effect until such time as it is paid.  The Distributor and/or any Recipient shall not, however, be entitled to charge the Fund(s) any interest, carrying or finance fees in connection with such carried forward amounts.

2.

RULE 12b-1 AGREEMENTS

(a)

No Rule 12b-1 Agreement shall be entered into with respect to a Fund and no payments shall be made pursuant to any Rule 12b-1 Agreement, unless such Rule 12b-1 Agreement is in writing and the form of which has first been delivered to and approved by a vote of a majority of the Board of Directors, and of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such Rule 12b-1 Agreement.  The form of Rule 12b-1 Agreement relating to the Fund attached hereto as Appendix A has been approved by the Board of Directors as specified above.

(b)

Any Rule 12b-1 Agreement shall describe the services to be performed by the Recipient and shall specify the amount of, or the method for determining, the compensation to the Recipient.

(c)

No Rule 12b-1 Agreement may be entered into unless it provides (i) that it may be terminated with respect to a Fund at any time, without the payment of any penalty, by vote of a majority of the shareholders of the Fund, or by vote of a majority of the Disinterested Directors, on not more than 60 days’ written notice to the other party to the Rule 12b-1 Agreement, and (ii) that it shall automatically terminate in the event of its assignment.

(d)

Any Rule 12b-1 Agreement shall continue in effect for a period of more than one year from the date of its execution only if such continuance is specifically approved at least annually by a vote of a majority of the Board of Directors, and of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such Rule 12b-1 Agreement.

3.

QUARTERLY REPORTS

The Distributor shall provide to the Board of Directors, and the Directors shall review at least quarterly, a written report of all amounts expended pursuant to the Plan.  This report shall include the identity of the Recipient of each payment and the purpose for which the amounts were expended and such other information as the Board of Directors may reasonably request.

4.

EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall become effective immediately upon approval of the vote of a majority of the Board of Directors, and of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on the approval of the Plan.  The Plan shall continue in effect with respect to each Fund for a period of one year from its effective date unless terminated pursuant to its terms.  Thereafter, the Plan shall continue with respect to a Fund from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Board of Directors, and of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such continuance.  The Plan may be terminated with respect to a Fund at any time, without penalty, on not more than sixty (60) days’ written notice by a majority vote of shareholders of each Fund, or by vote of a majority of the Disinterested Directors.

5.

SELECTION OF DISINTERESTED DIRECTORS

During the period in which the Plan is effective, the selection and nomination of those Directors who are Disinterested Directors of the Company shall be committed to the discretion of the Disinterested Directors.

6.

AMENDMENTS

All material amendments of the Plan shall be in writing and shall be approved by a vote of a majority of the Board of Directors, and of the Disinterested Directors, cast in person at a meeting called for the purpose of voting on such amendment.  In addition, the Plan may not be amended to increase materially the amount to be expended by a Fund hereunder without the approval by a majority vote of shareholders of the Fund.

7.

RECORDKEEPING

The Company shall preserve copies of the Plan, any Rule 12b-1 Agreement and all reports made pursuant to Section 3 hereof for a period of not less than six years from the date of this Plan, any such Rule 12b-1 Agreement or such reports, as the case may be, the first two years in an easily accessible place.